Att
9-5-03


03051179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21979



SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2003
WASH. DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DFP Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congressional Blvd Suite 115
(No. and Street)

Carmel, Indiana 46032
(City) (State) (Zip Code)

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

317-573-5257
(Area Code — Telephone No.)

8A-007518-J
DFP EQUITIES, INC AUD
GARRY B. LINDBOE, PRESIDENT 06
P.O. BOX 80154
INDIANAPOLIS IN 46280

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodgers, Brian Wilson
(Name — *if individual, state last, first, middle name*)

611 N Harrison St Rushville, In 46173
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Gary B Lidboe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DFP Equities, Inc., as of

June 30, 2003, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Gary B. Lidboe
Signature

President
Title

Mary Ann Putts / MARY ANN PUTTS
Notary Public
Hamilton 3/4/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.F.P. EQUITIES, INC

AUDITED FINANCIAL STATEMENTS

JUNE 30, 2003

CONTENTS

Brian W. Rodgers
Certified Public Accountant
611 North Harrison Street
Rushville, Indiana 46173
765-938-1192

Independent Auditor's Report


PROCESSING
AUG 2 9 2003
SECTION

Shareholders and Board of Directors
D.F.P. Equities, Inc.
Indianapolis, IN

I have audited the accompanying balance sheet of D.F.P. Equities, Inc as of June 30, 2003, and the related statement of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the examining, and on a test basis, the evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as the evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in, all material respects, the financial position of D.F.P. Equities, Inc. as of June 30, 2003, and results of its operations and its cash flows for the year ended in conformity with general accepted accounting principles.

Brian W. Rodgers CPA
08/22/203

Member: American institute of Certified Public Accountants
Indiana CPA Society

Assets

Current Assets:	
Cash	$ 8,249
Total Assets	8,249

Liabilities and Shareholder Equity

Liabilities:

Income Tax Payable	-0-

Shareholder Equity:

Common Stock No Par Value	
1000 Share Authorized	
120 Issued & Outstanding	6,000
Additional Paid In Capital	5,032
Retained Earnings	(2,783)
Total Shareholders Equity	8,249
Total Liabilities and Shareholders' Equity	8,249

See Notes To Financial Statements

D.F.P. EQUITIES, INC.
Statement of Income and Retained Earnings
Year Ended June 30, 2003

Revenue:		
Commission Income	$ 66,057	
Interest Income	50	
Total Revenue		66,107
Operating Expenses		
Commission Expense	65,860	
Total Operating Expenses		65,860
Income (Loss) Before		247
Provision for the Income Taxes		-0-
Net Income (Loss)		247
Retained Earnings at the Beginning of the Year		(3,030)
Retained Earnings at End of Year		(2,783)

See Notes to Financial Statement

D.F.P. EQUITIES, INC.
Statement of Cash Flows
Year Ended June 30, 2003

Cash Flows From Operating Activities:		
Net Income (Loss)	$ 247	
	-0-	
Provision for Income Tax		
Income Tax Paid	-0-	
		247
Net Cash Provided (Used) by Operating Activities		
Cash Flows From Investing Activities:		
Net Cash Provided (Used) by Investing Activities		-0-
Cash Flows From Financing Activities:		
Net Cash Provided By Financing Activities		-0-
Net Increase (Decrease) in Cash and Cash Equivalents		$ 247
Cash and Cash Equivalents* Beginning of Year		$ 8,002
Cash and Cash Equivalents* End of Year		$ 8,249

*Note- The Company has never had any cash equivalents and consequently has not defined cash equivalents.

See Notes to Financial Statement

D.F.P. EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2003

Note A – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

General - D.F.P. EQUITIES, INC. operates as an agent that solicits investors for it's principal.

Parent Company - D.F.P. EQUITIES, INC. is a wholly owned subsidiary of Diversified Financial Programs, Inc.

Method of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting, whereby revenues and expenses are recognized during the period to which they apply.

NOTE B – RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and Diversified Financial Programs, Inc.:

1. Commissions were paid to Diversified Financial Programs, Inc. and recorded as commission expense. This method of payment and reporting is consistent with prior years.
2. The policy of Diversified Financial Programs, Inc. (the parent) is to pay all expenses for D.F.P. EQUITIES, INC. (the company). When there is available cash flow, the company will approve the payment to the parent for expenses.

INDEPENDENT AUDITORS REPORT ON ADDITIONAL INFORMATION

Shareholders and Board of Directors
D.F.P. EQUITIES, INC.
Indianapolis, Indiana

My report on my audit of the financial statements of D.F.P. EQUITIES, INC. for the year ended June 30, 2003 appears on page three. That audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The additional information on page nine is presented to meet the requirements of the National Association of Securities Dealers, Inc. of which D.F.P. EQUITIES, INC. is a member. The additional information had been subjected to the auditing procedures applied in the audit of the balance sheet as of June 30, 2003 and the related statements of income, retained earnings and cash flows for the year then ended, and in my opinion, is fairly stated in all material respects in relating to the financial statement taken as a whole.



Brian W. Rodgers, CPA
August 22, 2003

D.F.P. EQUITIES, INC.
June 30, 2003

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

Total Equity From Statement of Financial Condition	$ 8,249
Additions	-0-
Deductions	-0-
Net Capital – June 30, 2003	8,249

STATEMENT REGARDING RECONCILIATION DIFFERENCES IN COMPUTATION OF NET CAPITAL

Unaudited Net Capital As Determined By Company	$ 8,249
Audit Adjustments	-0-
Net Capital – June 30, 2003	$ 8,249

STATEMENT OF SHAREHOLDERS EQUITY
YEAR ENDED JUNE 30, 2003

	Common Stock	Paid In Capital	Additional Retained Earnings	Total
Balance - Beginning of Year	$ 6,000	$ 5,032	(3,030)	$ 8,002
Activity Ended June 30, 2003	-0-	-0-	247	247
Balance- End of Year	$ 6,000	$ 5,032	2,783	$ 8,249

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION

Per Unaudited Financial Statements Determined By Company	$ 8,249
Audit Adjustments	-0-
Per Audited Financial Statements Determined By Auditor	$ 8,249

See Accountant's Report on Supplemental Information

Brian W. Rodgers
Certified Public Accountant
611 North Harrison
Rushville, IN 46173
(765)938-1192

Board of Directors
D.F.P. EQUITIES, INC.
Indianapolis, IN

I have audited the accompanying financial statements of D.F.P. EQUITIES, INC. as required by Rule 17a-5(d) as of June 30, 2003 and for the year then ended, and have issued my report thereon dated August 22, 2003. As part of my audit, I examined the system of internal accounting control and the procedures for safeguarding securities to the extent that I consider necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17-a-5 under the Securities Exchange Act of 1934. In addition, I have reviewed the practices and procedures followed by the company.

1. In making the periodic computation of aggregate indebtedness and net capital as required by Rule 17a-3(a)(11).
2. In making the quarterly securities examination, counts, verifications and comparisons and the recording of differences required by Rule 17-1-13.
3. In complying with the requirement for prompt payment for securities of section 4(c) of Regulation T of the Board of Governor's of the Federal Reserve System.

Rule 17a-5 contemplates that the scope of the examination should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that rule, the purposes of such an evaluation are to establish a basis for and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments from management. However, for the purpose

of this report under Rule 17-a-5, the cost of benefit relationship has been disregarded in determining the weakness to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes, or judgment error, carelessness or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be intentionally circumvented by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended June 30, 2003 which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

The company claims exemption from Rule 15c-3-3 under paragraph (k)(2)(A). Conditions of the exemption were being complied with as of the examination date and no facts came to my attention to indicate the exemption had not been complied with during the period under examination.

Respectfully,



Brian W. Rodgers
Certified Public Accountant
August 22, 2003